Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

December 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Chris Edwards
Erin Jaskot
Keira Nakada
Jim Rosenberg

Re:	Denali Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-221522

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Denali Therapeutics Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it will be declared effective at 4:00 PM, Eastern Time, on December 7, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated November 27, 2017:

(i)	Dates of distribution: November 27, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 2,479

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 145

The undersigned advise that they have complied and will continue to comply, and each underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

* * * *

Very truly yours,

GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co.
	Name:	Gabe Gelman
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
	Name:	Kalli Dircks
	Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett
	Name:	Ben Burdett
	Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]